Exhibit 99.3
ASML — Summary U.S. GAAP Consolidated Statements of Operations 1,2

		Three months ended,
(in millions EUR, except per share data)		Mar 27, 2011	Mar 28, 2010

Net system sales		1,284.4	631.6
Net service and field option sales		167.8	110.2

Total net sales		1,452.2	741.8

Total cost of sales		802.6	443.2

Gross profit on sales		649.6	298.6

Research and development costs		145.4	120.3
Selling, general and administrative costs		54.4	41.4

Income from operations		449.8	136.9

Interest income (expense), net		1.9	(2.8)

Income from operations before income taxes		451.7	134.1

(Provision for) benefit from income taxes		(56.7)	(26.8)

Net income		395.0	107.3

Basic net income per ordinary share		0.90	0.25
Diluted net income per ordinary share	[3]	0.90	0.25

Number of ordinary shares used in computing per share amounts (in millions):
Basic		436.6	434.0
Diluted	[3]	440.6	437.9
ASML — Ratios and Other Data 1,2

	Three months ended,
	Mar 27, 2011		Mar 28, 2010

Gross profit on sales as a percentage of net sales	44.7		40.3
Income from operations as a percentage of net sales	31.0		18.5
Net income as a percentage of net sales	27.2		14.5
Income taxes as a percentage of income from operations before income taxes	12.6		20.0
Shareholders’ equity as a percentage of total assets	43.9		41.2
Sales of systems (in units)	63		34
Average selling price of systems sales (EUR millions)	20.4		18.6
Value of systems backlog (EUR millions)	3,330	[4]	2,524
Systems backlog (in units)	134		85
Average selling price of systems backlog (EUR millions)	24.9	[4]	29.7
Value of booked systems (EUR millions)	845	[4]	1,165
Net bookings (in units)	40		50
Average selling price of booked systems (EUR millions)	21.1	[4]	23.3
Number of payroll employees in FTEs	7,402		6,591
Number of temporary employees in FTEs	2,122		1,331

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1,2

(in millions EUR)		Mar 27, 2011	Dec 31, 2010

ASSETS
Cash and cash equivalents		2,699.5	1,949.8
Accounts receivable, net		1,018.8	1,123.5
Finance receivables, net		—	12.6
Current tax assets		1.0	12.7
Inventories, net		1,565.6	1,497.2
Deferred tax assets		125.3	134.5
Other assets		257.5	214.2

Total current assets		5,667.7	4,944.5

Finance receivables, net		—	28.9
Deferred tax assets		67.5	71.0
Other assets		227.2	235.7
Goodwill		133.3	141.3
Other intangible assets, net		12.3	13.7
Property, plant and equipment, net		848.7	745.3

Total non-current assets		1,289.0	1,235.9

Total assets		6,956.7	6,180.4

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities	[5]	2,441.7	2,157.2

Long-term debt	[5]	695.6	708.7
Deferred and other tax liabilities		177.3	155.7
Provisions		10.6	11.8
Accrued and other liabilities		579.6	373.1

Total non-current liabilities	[5]	1,463.1	1,249.3

Total liabilities		3,904.8	3,406.5

Shareholders’ equity		3,051.9	2,773.9

Total liabilities and shareholders’ equity		6,956.7	6,180.4

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
(in millions EUR)	Mar 27, 2011	Mar 28, 2010
| |
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	395.0	107.3

Depreciation and amortization	39.2	34.7
Impairment	0.3	0.8
Loss on disposals of property, plant and equipment	0.4	0.6
Share-based payments	3.0	2.8
Allowance for doubtful debts	1.2	0.2
Allowance for obsolete inventory	9.3	13.8
Deferred income taxes	47.0	23.7
Changes in assets and liabilities	605.2	(142.8)

Net cash provided by operating activities	1,100.6	41.1

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(66.7)	(7.2)
Proceeds from sale of property, plant and equipment	—	—

Net cash used in investing activities	(66.7)	(7.2)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid	—	—
Purchase of shares	(142.5)	—
Net proceeds from issuance of shares and stock options	21.1	10.4
Deposits from customers	(150.0)	—
Repayment of debt	(0.6)	(0.4)
Tax benefits from stock options	—	—

Net cash provided by (used in) financing activities	(272.0)	10.0

Net cash flows	761.9	43.9

Effect of changes in exchange rates on cash	(12.2)	6.3

Net increase (decrease) in cash and cash equivalents	749.7	50.2

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1,2

					Three months ended,
		Mar 27,		Dec 31,	Sep 26,	Jun 27,	Mar 28,
(in millions EUR, except per share data)		2011		2010	2010	2010	2010

Net system sales		1,284.4		1,313.1	1,027.0	923.0	631.6
Net service and field option sales		167.8		208.3	149.0	145.7	110.2

Total net sales		1,452.2		1,521.4	1,176.0	1,068.7	741.8

Total cost of sales		802.6		836.7	663.5	609.3	443.2

Gross profit on sales		649.6		684.7	512.5	459.4	298.6

Research and development costs		145.4		141.0	136.8	125.3	120.3
Selling, general and administrative costs		54.4		50.1	47.9	41.7	41.4

Income from operations		449.8		493.6	327.8	292.4	136.9

Interest income (expense), net		1.9		(1.1)	(1.6)	(2.7)	(2.8)

Income from operations before income taxes		451.7		492.5	326.2	289.7	134.1

(Provision for) benefit from income taxes		(56.7)		(85.7)	(57.7)	(50.5)	(26.8)

Net income		395.0		406.8	268.5	239.2	107.3

Basic net income per ordinary share		0.90		0.94	0.61	0.55	0.25
Diluted net income per ordinary share	[3]	0.90		0.93	0.61	0.54	0.25

Number of ordinary shares used in computing per share amounts (in millions):
Basic		436.6		435.9	435.5	435.1	434.0
Diluted	[3]	440.6		439.9	439.3	438.9	437.9

ASML — Quarterly Summary Ratios and other data [1,2]

					Three months ended,
		Mar 27,		Dec 31,	Sep 26,	Jun 27,	Mar 28,
		2011		2010	2010	2010	2010

Gross profit on sales as a percentage of net sales		44.7		45.0	43.6	43.0	40.3
Income from operations as a percentage of net sales		31.0		32.4	27.9	27.4	18.5
Net income as a percentage of net sales		27.2		26.7	22.8	22.4	14.5
Income taxes as a percentage of income from operations before income taxes		12.6		17.4	17.7	17.4	20.0
Shareholders’ equity as a percentage of total assets		43.9		44.9	42.5	42.7	41.2
Sales of systems (in units)		63		69	51	43	34
Average selling price of systems sales (EUR millions)		20.4		19.0	20.1	21.5	18.6
Value of systems backlog (EUR millions)		3,330	[4]	3,856	2,983	2,803	2,524
Systems backlog (in units)		134		157	109	100	85
Average selling price of systems backlog (EUR millions)		24.9	[4]	24.6	27.4	28.0	29.7
Value of booked systems (EUR millions)		845	[4]	2,315	1,391	1,342	1,165
Net bookings (in units)		40		117	60	58	50
Average selling price of booked systems (EUR millions)		21.1	[4]	19.8	23.2	23.1	23.3
Number of payroll employees in FTEs		7,402		7,184	6,919	6,691	6,591
Number of temporary employees in FTEs		2,122		2,061	1,803	1,500	1,331

ASML — Quarterly Summary U.S. GAAP Consolidated Balance Sheets 1,2

		Mar 27,	Dec 31,	Sep 26,	Jun 27,	Mar 28,
(in millions EUR)		2011	2010	2010	2010	2010

ASSETS
Cash and cash equivalents		2,699.5	1,949.8	1,548.0	1,188.6	1,087.3
Accounts receivable, net		1,018.8	1,123.5	915.0	811.5	629.8
Finance receivables, net		—	12.6	12.3	—	23.3
Current tax assets		1.0	12.7	82.4	74.7	37.5
Inventories, net		1,565.6	1,497.2	1,449.8	1,309.3	1,155.5
Deferred tax assets		125.3	134.5	71.2	100.7	107.5
Other assets		257.5	214.2	269.4	248.7	247.3

Total current assets		5,667.7	4,944.5	4,348.1	3,733.5	3,288.2

Finance receivables, net		—	28.9	32.2	—	—
Deferred tax assets		67.5	71.0	93.7	126.4	127.9
Other assets		227.2	235.7	110.6	94.4	99.1
Goodwill		133.3	141.3	140.9	153.2	141.1
Other intangible assets, net		12.3	13.7	15.0	16.4	17.8
Property, plant and equipment, net		848.7	745.3	720.6	742.8	720.7

Total non-current assets		1,289.0	1,235.9	1,113.0	1,133.2	1,106.6

Total assets		6,956.7	6,180.4	5,461.1	4,866.7	4,394.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	[5]	2,441.7	2,157.2	2,164.6	1,784.1	1,614.4

Long-term debt	[5]	695.6	708.7	734.0	727.2	710.4
Deferred and other tax liabilities		177.3	155.7	172.7	205.0	200.1
Provisions		10.6	11.8	12.1	13.8	13.0
Accrued and other liabilities		579.6	373.1	58.4	57.3	45.9

Total non-current liabilities	[5]	1,463.1	1,249.3	977.2	1,003.3	969.4

Total liabilities		3,904.8	3,406.5	3,141.8	2,787.4	2,583.8

Shareholders’ equity		3,051.9	2,773.9	2,319.3	2,079.3	1,811.0

Total liabilities and shareholders’ equity		6,956.7	6,180.4	5,461.1	4,866.7	4,394.8

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Mar 27,	Dec 31,	Sep 26,	Jun 27,	Mar 28,
(in millions EUR)	2011	2010	2010	2010	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	395.0	406.8	268.5	239.2	107.3

Depreciation and amortization	39.2	39.5	41.0	36.2	34.7
Impairment	0.3	7.0	0.1	0.7	0.8
Loss on disposals of property, plant and equipment	0.4	0.9	0.4	1.0	0.6
Share-based payments	3.0	2.3	4.6	2.4	2.8
Allowance for doubtful debts	1.2	(2.1)	0.6	—	0.2
Allowance for obsolete inventory	9.3	5.2	15.5	21.2	13.8
Deferred income taxes	47.0	(43.1)	41.4	6.1	23.7
Changes in assets and liabilities	605.2	(114.1)	31.4	(113.8)	(142.8)

Net cash provided by operating activities	1,100.6	302.4	403.5	193.0	41.1

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(66.7)	(68.9)	(34.6)	(18.0)	(7.2)
Proceeds from sale of property, plant and equipment	—	3.8	—	—	—

Net cash used in investing activities	(66.7)	(65.1)	(34.6)	(18.0)	(7.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	—	(87.0)	—
Purchase of shares	(142.5)	—	—	—	—
Net proceeds from issuance of shares and stock options	21.1	10.5	2.3	7.8	10.4
Deposits from customers	(150.0)	150.0	—	—	—
Repayment of debt	(0.6)	(0.3)	(0.4)	(0.3)	(0.4)
Tax benefits from stock options	—	(0.3)	0.4	—	—

Net cash provided by (used in) financing activities	(272.0)	159.9	2.3	(79.5)	10.0

Net cash flows	761.9	397.2	371.2	95.5	43.9

Effect of changes in exchange rates on cash	(12.2)	4.6	(11.8)	5.8	6.3

Net increase (decrease) in cash and cash equivalents	749.7	401.8	359.4	101.3	50.2

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which the Company is the primary beneficiary (together referred to as “ASML” or the “Company). Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
The Company recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in the Company’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Each system’s performance is re-tested upon installation at the customer’s site, the Company has never failed to successfully complete installation of a system at a customer’s premises.
The main portion of ASML’s revenue is derived from contractual arrangements with the Company’s customers that have multiple deliverables, such as installation and training services and prepaid extended and enhanced (optic) warranty contracts. For each of the specified deliverables ASML determines the selling price by using either vendor specific objective evidence (‘VSOE’), third party evidence (‘TPE’) or by best estimate of the selling price (‘BESP’). For transactions entered into, or materially modified, as of January 1, 2011, when the Company is unable to establish relative selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions and accounts receivable and payable. The Company hedges these exposures through the use of currency contracts (foreign exchange options and forward contracts).
As of March 27, 2011, equity includes EUR 35.9 million loss (net of taxes: EUR 32.0 million loss; December 31, 2010: EUR 35.9 million loss) representing the total anticipated loss to be charged to sales, and EUR 10.9 million loss (net of taxes: EUR 9.7 million loss; December 31, 2010: EUR 6.1 million loss) to be charged to cost of sales, which will offset the higher EUR equivalent of foreign currency denominated forecasted sales and purchase transactions.
ASML — Reconciliation U.S. GAAP — IFRS 1,2

Net income	Three months ended,
(in thousands EUR)	Mar 27, 2011	Mar 28, 2010

Net income under U.S. GAAP	395.0	107.3
Development costs (see Note 1)	(7.2)	2.0
Share-based payments (see Note 2)	(0.3)	0.1
Reversal of write-downs (see Note 3)	3.2	(3.3)
Income taxes (see Note 4)	14.4	(4.8)

Net income under IFRS	405.1	101.3

Shareholders’ equity	Mar 27,	Dec 31,	Sep 26,	Jun 27,	Mar 28,
(in thousands EUR)	2011	2010	2010	2010	2010

Shareholders’ equity under U.S. GAAP	3,051.9	2,773.9	2,319.3	2,079.3	1,811.0
Development costs (see Note 1)	226.1	234.3	268.0	269.1	255.8
Share-based payments (see Note 2)	9.8	6.6	(0.2)	0.5	3.5
Reversal of write-downs (see Note 3)	5.8	2.6	7.6	17.3	13.8
Income taxes (see Note 4)	18.4	5.1	11.5	1.2	0.8

Shareholders’ equity under IFRS	3,312.0	3,022.5	2,606.2	2,367.4	2,084.9

Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Note 2 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.
Note 3 Reversal of write-downs
Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.
Under U.S. GAAP, ASML applies ASC 330 Inventory. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, uncertainty surrounding the impact of the earthquake and tsunami in Japan and its potential effect on our customers and suppliers and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	This press release is unaudited.

[2]	Numbers have been rounded.

[3]	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans, the issue of shares under ASML share plans and the conversion of ASML’s outstanding Convertible Subordinated Notes for periods in which exercises, issues or conversions would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise, issue of shares or conversion of such options, shares or conversion of Convertible Subordinated Notes for periods in which such exercises, issue of shares or conversions would be anti-dilutive.

[4]	As of Q4 2010, ASML changed the backlog definition to include options and services value. However, during Q1 2011 and after careful reassessment of this backlog definition, ASML decided to refine this definition. As a result, as of January 1, 2011, ASML values net bookings and systems backlog at gross system sales value. The comparative figures of Q4 2010 have not been adjusted as the effect of the change is not material.

[5]	As of January 1, 2011 the current portion of long term debt is presented as part of the current liabilities. The comparative figures have been adjusted to reflect this change (EUR 1.4 million).